
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST
N
MONDAS MINERALS CORP.
RAM 1-4 MINERAL CLAIMS
LIDA QUADRANGLE, R41E - T5S
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: MAY 2008
DRAWN BY: J.M.
FIGURE: 1



640 000 FEET
117°22'30"
37°30'
15
14
13
22
23
24
RAM 1
RAM 2
RAM 3
RAM 4
27
26
25
Mount Jackson
34
35
36
27'30"
T 5 S.
T. 6 S.
TRAIL
3
2
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST
N
MONDAS MINERALS CORP.
RAM 1-4 MINERAL CLAIMS
LIDA QUADRANGLE, R41E-T5S
CLAIM MAP
ESMERALDA CO., NEVADA
0 2000 4000 FEET
0 500 1000 1500 METRES
SCALE: AS SHOWN
DATE: MAY 2008
DRAWN BY: J.M.
FIGURE: 2


RAM CLAIMS
T5S
T6S
T7S
T8S
T9S
T10S
T11S
R39E
R40E
R41E
R42E
R43E
117°30'
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
MONDAS MINERALS CORP.
RAM 1-4 MINERAL CLAIMS
LIDA QUADRANGLE, R41E - T5S
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM.
SCALE: 1:250,000
DATE: MAY 2008
DRAWN BY: LM
FIGURE: 3a
N



RAM CLAIMS
EXPLANATION
Magnetic contours
Showing total intensity magnetic field of the earth in gammas relative to arbitrary datum. Hachured to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas
Flight path
Showing location and spacing of data
After U.S.G.S. Map GP-753
MONDAS MINERALS CORP.
RAM 1-4 MINERAL CLAIMS
LIDA QUADRANGLE, R41E-T5S
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
SCALE: 1:250,000
DATE: MAY 2008
DRAWN BY: J.M.
FIGURE: 4